FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 20TH, 2023

1.       DATE, TIME AND PLACE: July 20th, 2023, at 07:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors in the beginning of the meeting, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann. The Company's financial and legal advisors were also present.

4.       AGENDA: Analysis and deliberation on a new, unsolicited offer not previously negotiated with the management, for the acquisition of 51% of the capital stock of Almacenes Éxito S.A., held by the Company.

5.       RESOLUTIONS: Initiating the work, the members of the Board of Directors decided, unanimously and without reservations, to approve what follows:

5.1 Analysis and deliberation on a new, unsolicited offer not previously negotiated with the management, for the acquisition of 51% of the capital stock of Almacenes Éxito S.A., held by the Company: The Members of the Company's Board of Directors met, on this date, to discuss the new unsolicited offer received from Mr. Jaime Gilinski for the acquisition of a portion of the Company’s stake in Almacenes Éxito S.A. (“Éxito”) representing 51% of the common shares issued by Éxito (“New Offer”).

After lengthy discussions, the Board of Directors resolved, unanimously by its members and with the recommendation of its advisors, to reject the New Offer, under the terms in which was presented, as they understand that the price offered does not meet adequate parameters of financial reasonableness for a transaction aiming at a controlling interest and, therefore, does not serve the best interests of GPA and its shareholders. Furthermore, the terms of the New Offer, as presented, do not provide sufficient elements to assure the Board of Directors of the binding nature of the New Offer and the reasonable expectation of concluding a transaction that derives from it.

Hence, in the midst of the long discussion, the Members of the Board of Directors commented that, given the advanced stage of the spin-off, a potential offer, in order to be considered, would need to present the following minimum requirements:

i.	financial consideration reflecting the acquisition of a controlling stake;
ii.	definitive purchase and sale agreement including non-request of any indemnity obligations to Éxito shareholders other than those strictly legally established;
iii.	breakup fee representing a reasonable percentage of the price to be proposed and to be deposited in escrow to encourage engagement in discussions that could potentially justify cancelling or changing the ongoing spin-off of Éxito if, for whatever reason, a potential transaction does not materialize (resulting in delays in the process of separating Éxito now underway);
iv.	presentation of evidence of funding by the bidder for the total amount of the price to be proposed in payment for the number of Éxito shares intended to be acquired, to be issued by one or more top financial institutions;

v.	clear transaction implementation timeline, detailing all relevant steps, documents and approvals to complete the transaction;
vi.	pre-assessment of the nature of the potential antitrust review process and the timeline for the development of such review to which the transaction would be subject, if applicable, based on the Legal Opinion of global and/or Colombian top-tier law firms;
vii.	guidelines of the offeror's plan for the development of Éxito's business after the transaction, if consummated;
viii.	commitment of the bidder to support GPA in any alternatives that may eventually be decided by GPA in relation to its remaining stake in Éxito, including (i) the potential change in the current terms of the segregation of the businesses that lead to the segregation and delivery to GPA's shareholders of part or all remaining interest in Éxito after the transaction (“New Segregation of Assets”); (ii) other alternatives for monetization by GPA of the remaining stake in Éxito, whether before or after a potential New Segregation of Assets.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 20th, 2023. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 20, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.